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                           August 21, 2020

       Christopher Schreiber
       Executive Chairman and President
       Akers Biosciences, Inc.
       201 Grove Road
       Thorofare, NJ 08086

                                                        Re: Akers Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 18,
2020
                                                            File No. 333-248095

       Dear Mr. Schreiber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Rick Werner, Esq.